Exhibit 99.1

INDEPENDENT PROXY ADVISORY FIRMS, ISS AND GLASS LEWIS, RECOMMEND ALEXCO SHAREHOLDERS VOTE FOR ALL PROPOSED ITEMS AT THE UPCOMING AGM

VANCOUVER, BC, May 27, 2022 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") is pleased to announce that leading independent proxy advisory firms, Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis"), have each recommended Alexco shareholders vote "FOR" all the proposed resolutions at the upcoming Annual General Meeting of Shareholders (the "Meeting").

ISS and Glass Lewis are two leading independent, third-party proxy advisory firms who, among other services, provide proxy-voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

The Board of Directors of Alexco recommends that shareholders vote FOR ALL the proposed items.

ALEXCO ANNUAL GENERAL MEETING

At the Meeting shareholders will be asked to elect the auditors and directors for the ensuing year, as well as approve the continuation of the stock option plan.

The Meeting will be held at Suite 1165, 555 Burrard Street, Vancouver, B.C on Thursday June 9, 2022, at 1:30 p.m. (Pacific Time).

Alexco encourages shareholders to read the meeting material in detail. Copies of the meeting material is available under Alexco's profile on SEDAR at www.sedar.com and on Alexco's website at https://www.alexcoresource.com/investors/annual-general-meeting/.

YOUR VOTE IS IMPORTANT- PLEASE VOTE YOUR SHARES TODAY

HOW TO VOTE

There are several ways to vote your shares.  Due to the essence of time, Shareholders are encouraged to vote online or by telephone.

Please submit your vote well in advance of the proxy deposit deadline at 1:30 p.m. (Pacific Time) on Tuesday June 7, 2022.

Beneficial Shareholder Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
www.proxyvote.com	www.investorvote.com
Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Return the voting instruction form in the enclosed envelope	Return the form of proxy in the enclosed postage paid envelope

SHAREHOLDER QUESTIONS

Alexco shareholders who have questions about the management information circular, or require assistance with voting their shares can contact the Company's proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver mines in the world. Alexco started concentrate production and shipments in 2021 and is currently advancing Keno Hill toward steady state production. Upon reaching commercial production, Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

View original content:https://www.prnewswire.com/news-releases/independent-proxy-advisory-firms-iss-and-glass-lewis-recommend-alexco-shareholders-vote-for-all-proposed-items-at-the-upcoming-agm-301556791.html

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/27/c2342.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Rajni Bala, Investor Relations and Communications Lead , Phone: (778) 945-6577, Email: info@alexcoresource.com, Website: www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 13:00e 27-MAY-22